Exhibit (a)(1)(i)

FORM OF

REMINDER NOTICE

The Stock Option Exchange Program of Lattice Semiconductor Corporation will expire [soon/in __ days].

If you wish to participate, you must deliver your election form to the Stock Option Administrator via fax (fax number: (503) 268-8116) or hand delivery (Payroll and Stock Option Department, Lattice Semiconductor Corporation, 5555 N.E. Moore Court, Hillsboro, Oregon 97124-6421) before 5 p.m., Pacific Time, on March 14, 2003.

If you have already elected to participate and want to withdraw your election, we must receive your withdrawal form before the same deadline.  The last form received before the deadline will be the effective one.  All forms received after 5 p.m., Pacific Time, on March 14, 2003 will not be effective.